FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2021

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO PUBLICLY HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE TO THE MARKET

São Paulo, April 13 2021.

To

B3 S.A. – Brasil, Bolsa, Balcão

Mrs. Ana Lucia Pereira

Issuers Listing and Supervision Superintendence

c/c: Brazilian Securities and Exchange Commission (“CVM”)

Mr. Fernando Soares Vieira – Companies Relations Superintendent

Mr. Francisco José Bastos Santos – Market and Agents Relations Superintendent

Ref.: Official Letter No. 463/2021-SLS (“Official Letter”)

Dear Sirs,

We refer to the terms of the Official Letter in reference, which questioning, in view of the determination of the Official Letter, is transcribed below:

In view of the latest oscillations recorded with the securities issued by this company, the number of trades and the amount traded, as shown below, we ask to be informed, until 04/13/2021, if there is any fact of your knowledge that can justify them.

Ordinary Shares
Prices (R$ per share)
Data	Opening	Minimun	Maximum	Average	Last	Oscil. %	No.	Amount	Volume (R$)
29/03/2021	31.59	31.11	33.86	32.75	33.64	7.09	37,539	10,798,400	353,637,991.00
30/03/2021	34.10	33.79	35.50	34.42	33.80	0.47	30,110	10,531,500	362,524,414.00
31/03/2021	34.11	32.90	34.86	33.66	33.18	-1.83	37,168	8,195,900	275,893,710.00
01/04/2021	33.26	31.77	33.64	32.48	32.30	-2.65	27,765	7,765,100	252,244,152.00
05/04/2021	32.73	31.91	33.02	32.50	33.02	2.22	20,205	4,975,200	161,673,755.00
06/04/2021	33.11	32.54	34.37	33.42	32.64	-1.15	27,373	6,923,500	231,381,479.00
07/04/2021	32.80	32.45	33.48	32.95	33.04	1.22	20,691	4,745,700	156,384,507.00
08/04/2021	33.39	33.02	35.47	34.16	34.83	5.41	28,250	9,084,500	310,288,670.00
09/04/2021	34.49	33.50	35.04	33.96	33.70	-3.24	26,474	6,239,100	211,873,048.00
12/04/2021*	33.91	33.89	37.11	35.51	37.09	10.05	13,863	5,304,900	188,391,168.00

 *Updated to 12h09pm.

In compliance with the requirements, the Company, after inquiring its managers and controlling shareholder, informs that, except for the announcement to the market released yesterday about the studies initiated by Casino for potential market operations involving Cdiscount, a direct subsidiary of Cnova, in which the Company holds 34.17% of the share capital, of which the Company was aware only yesterday, has no knowledge of a specific fact or relevant act that justifies the latest fluctuations with the shares issued by the Company, the number of trades and the amount traded, as well as any fact that has not been properly disclosed to the market or is not public knowledge that may have justified the oscillation of shares in the trading sessions of the aforementioned B3.

Notwithstanding, the Company would like to emphasize again that it understands that the volatility in relation to its shares are related to the market adjustments due to the spin-off.

It is also worth mentioning that the Company is covered by several analysts and, in reports released recently, it was marketed that the share would not have reached the target price yet. It should be noted that the target price disclosed in such reports varies widely (from R$ 24.00 to R$ 42.50) and that more than half of the analysts covering the Company have not yet released an updated coverage report after the spin-off of Assaí.

Therefore, there may be a perception of the market and news and reports are being released, informing that the shares issued by the Company are being traded at a lower price, especially when compared to other retail companies.

Thus, in addition to the news about the studies initiated by Casino for potential market operations involving Cdiscount, the reports and information mentioned above may have contributed to the oscillation of the shares issued by the Company.

These being the clarifications it deemed appropriate for the moment, the Company subscribes.

Isabela Cadenassi

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 13, 2021	By: /s/ Jorge Faiçal
	Name:	Jorge Faiçal
	Title:	Chief Executive Officer

By: /s/ Isabela Cadenassi
	Name:	Isabela Cadenassi
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.